Ballard Power Systems Inc.

News Release

Ballard to Present at the Deutsche Bank 2010 Alternative Energy, Utilities & Power Conference

For Immediate Release – May 4, 2010

VANCOUVER, CANADA – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced that Bruce Cousins, Chief Financial Officer will present at the Deutsche Bank 2010 Alternative Energy, Utilities & Power Conference in Washington, D.C. on Tuesday, May 11 at 1:20pm ET.

Bruce Cousins will provide an update on the business and discuss Ballard’s strategy within key fuel cell growth markets. A link to the live audio webcast will be available at www.ballard.com. In addition, a playback of the audio webcast will be available for approximately 90 days following the conference.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

Further Information Investor Relations: Lori Rozali +1.604.412.3195 investors@ballard.com	Public Relations:Guy McAree +1.604.412.7919 media@ballard.com